

September 21, 2022

Eric Carre
Executive Vice President, Chief Financial Officer
Halliburton Company
3000 North Sam Houston Parkway East
Houston, TX 77032

> **Re: Halliburton Company**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Response dated September 9, 2022**
> **File No. 001-03492**

Dear Mr. Carre:

We have reviewed your September 9, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 25, 2022 letter.

Response dated September 9, 2022

Risk Factors, page 9

1. We note your response to prior comment 2 states that climate change transition considerations are not the only source of technology transition risks and are not more significant than other factors that give rise to these types of risks. In that regard, your response indicates that climate change technology transition risks are mitigated by your emissions reduction goal and that technology risks related to such goal are not unique to climate change. Please explain with greater specificity how you assessed climate change technology transition risks and credit risks as opposed to other risks for purposes of disclosure in your SEC filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations,, page 21

2.    We note your response to prior comment 5. However, it does not appear that you have addressed the specific elements of our prior comment or explained the basis for your conclusion regarding materiality. Please explain in greater detail how you considered providing disclosure regarding the following indirect consequences of climate-related regulations or business trends:
   •   decreased demand for goods or services that produce significant greenhouse gas emissions or are related to carbon-based energy sources;
   •   increased demand for goods or services that result in lower emissions than competing products;
   •   increased competition to develop innovative new products that result in lower emissions; and
   •   any anticipated reputational risks resulting from your operations or products that produce material greenhouse gas emissions.

3.    We note your response to prior comment 6 states that you do not believe that a weather event is likely to impact the global supply chain in a material way.  Please tell us how you considered the possible consequences to you from weather-related disruptions to your customers and suppliers as part of your risk factor titled "Constraints in the supply of, prices for and availability of transportation of raw materials can have a material adverse effect on our business and consolidated results of operations" on page 11 of your Form 10-K and your risk factor titled "If we lose one or more of our significant customers or if our customers delay paying or fail to pay a significant amount of our outstanding receivables, it could have a material adverse effect on our business, consolidated results of operations, and consolidated financial condition" on page 17 of your Form 10-K.

   Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation